UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No.            )*

BRAVO! FOODS INTERNATIONAL CORP.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

105666101

(CUSIP Number)

John J. Culhane

COCA-COLA ENTERPRISES INC.

2500 Windy Ridge Parkway
Atlanta, GA 30339

(770) 989-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Coca-Cola Enterprises Inc. 58-0503352

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)  (b) 
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 68,990,244 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 68,990,244 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,990,244 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.23%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Preliminary Statement

This Schedule relates to 68,990,244 shares of the common stock, $0.001 per share (the "Common Stock") of Bravo! Foods International Corp. ("Bravo"). Coca-Cola Enterprises Inc. ("CCE") may acquire the Common Stock upon the exercise of separate options (the "Options") granted by the shareholders of Bravo identified under Item 6 of this Schedule to CCE on July 13, 2005, pursuant to Stock Option Agreements (the "Option Agreements") attached to this Schedule as Exhibit 1(a)-(i).

Item 1. Security and Issuer

Common Stock, $0.001 par value

Bravo! Foods International Corp
11300 US Highway 1, Suite 202
North Palm Beach, Florida 33408.

Item 2. Identity and Background

The person filing this statement is CCE, a corporation organized under Delaware law. The principal business of CCE is marketing, selling, manufacturing and distributing nonalcoholic beverages. The address of its principal business and its principal place of business is 2500 Windy Ridge Parkway, Atlanta, Georgia 30339.

The name, residence or business address, principal occupation or employment of each of the executive officers and directors of CCE are set forth on Schedule A hereto.

Neither CCE nor any of the individuals identified on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration

The source of funds that were used to acquire the Options, and the funds that would be used to exercise the Options, has been, or will be, as the case may be, the general corporate funds of CCE. The cost of the Options purchased is $17,247.56; assuming all are exercised, the cost of exercise would be $24,836,487.84.

Item 4. Purpose of Transaction

On June 13, 2005, CCE purchased the Options to buy approximately 68,990,244 shares of common stock, or common stock equivalents in the form of convertible securities and warrants, from nine shareholders of Bravo. This is intended to be a first step in acquiring slightly more than 50% of Bravo's common equity on a fully diluted basis.

As part of this transaction, CCE is negotiating with the management of Bravo for master distribution rights for Bravo's products, and for the purchase of common stock directly from Bravo. The shares purchased directly from Bravo, when combined with the shares subject to the Options, would constitute a majority stake, as described above.

The exercise of the Options is dependent on the satisfactory completion of due diligence and reaching agreement on the terms of the distribution and share purchase agreements. It is anticipated that CCE's total investment would be approximately $38 million upon exercise of the Options and the purchase of common shares from Bravo.

While CCE's rights under the Option Agreements may be assigned to The Coca-Cola Company, an affiliate of CCE or of The Coca-Cola Company, or to a joint venture formed by any of them, CCE has no current intention to effect any such assignment.

CCE anticipates that the potential acquisition of all of the remaining equity securities of Bravo would occur pursuant to a definitive acquisition agreement, currently under negotiation, under which CCE or its assignee would be given the right, after December 31, 2006, to cause a merger to occur under which the shares of Bravo owned by shareholders other than CCE or its assignee would be converted into the right to receive cash.

The distribution agreement, the definitive acquisition agreement and the merger agreement are currently under negotiation, and there is no assurance that agreement will be reached with respect to any of these documents.

Item 5. Interest in Securities of the Issuer

As a result of the grant of the Options on June 13, 2005, CCE beneficially owns 68,990,244 shares of Common Stock computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, which represents approximately 52.23% of the outstanding Common Stock. CCE does not beneficially own any shares other than those subject to the Options.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

The Option Agreements with the Bravo shareholders listed below give CCE the option to purchase up to 68,990,244 shares of Common Stock at an exercise price per share of $0.36. The Options will terminate upon the earliest to occur of: (1) the written mutual agreement of the parties to an Option Agreement to terminate an Option, (2) August 31, 2005, or (3) the delivery of written notice of termination of negotiations with respect to a distribution agreement for Bravo's products.

The Option Agreements, by their terms, may be exercised only if CCE, The Coca-Cola Company, or an affiliate of either of them has entered into a definitive distribution agreement and share purchase agreement, described above under Item 4.  It is the current intention that the Options would be exercised, if at all, by CCE or one of its affiliates.  The Options, if exercised, must be exercised in their entirety and all at once.

The table below lists the Bravo shareholders with whom CCE has entered into Option Agreements and the number of shares of Common Stock subject to options granted by each such shareholder and whether held in the form of Common Stock, convertible notes, convertible preferred stock or warrants.

Name	Number of Shares of Common Stock Subject To Option
	Common Stock	Convertible Notes	Convertible Preferred Stock	Warrants

Alpha Capital AG		6,000,000		2,000,000
AMRO International, S.A.				1,519,509
Ellis International		1,200,000
Longview Equity Fund, L.P.	61,186			6,000,000
Longview Fund, L.P.	155,435			4,000,000
Longview International Equity Fund, L.P.	166,132			2,000,000
Mid-Am Capital, LLC		8,182,173	34,505,809
Osher Capital Inc.		800,000
Whalehaven Capital Fund Limited		2,400,000

Item 7.             Materials to be Filed as Exhibits

Exhibit No.       Description of Exhibit

      99                Stock Option Agreements

            (a)         Stock Option Agreement by and among CCE, Alpha Capital AG and Bravo

            (b)         Stock Option Agreement by and among CCE, AMRO International, S.A. and Bravo

            (c)         Stock Option Agreement by and among CCE, Ellis International and Bravo

            (d)         Stock Option Agreement by and among CCE, Longview Equity Fund, L.P. and Bravo

           (e)         Stock Option Agreement by and among CCE, Longview Fund, L.P. and Bravo

            (f)          Stock Option Agreement by and among CCE, Longview International Equity Fund, L.P. and Bravo

            (g)        Stock Option Agreement by and among CCE, Mid-Am Capital, LLC and Bravo

            (h)         Stock Option Agreement by and among CCE, Osher Capital Inc. and Bravo

            (i)          Stock Option Agreement by and among CCE, Whalehaven Capital Fund Limited and Bravo

Schedule A

Coca-Cola Enterprises Inc.

Executive Officers and Directors
Name and Address*	Position
Lowry F. Kline Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Chairman of the Board and Director
John R. Alm Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	President and Chief Executive Officer and Director
G. David Van Houten, Jr. Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Executive Vice President
John J. Culhane Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Executive Vice President General Counsel
Shaun B. Higgins Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Executive Vice President and President, European Group
Vicki R. Palmer Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Executive Vice President, Financial Services and Administration
William W. Douglas, III Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Senior Vice President and Chief Financial Officer
Charles D. Lischer Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Vice President, Controller and Chief Accounting Officer
Terrance M. Marks Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, GA 30339	Senior Vice President & President, North American Group
Fernando Aguirre Chiquita Brands International Inc. Chiquita Center 250 East Fifth Street, 29th Floor Cincinnati, OH 45202	Director
James E. Copeland, Jr. Deloitte & Touche, LLP 1633 Broadway New York, NY 10019	Director
Calvin Darden 8155 Sentinea Chase Drive Roswell, GA 30076	Director
J. Alexander M. Douglas, Jr. The Coca-Cola Company One Coca-Cola Plaza Atlanta, GA 30313	Director
J. Trevor Eyton The Senate of Canada Room 561-S, Centre Block Parliament Buildings Ottawa, Ontario K1A 0A4	Director
Gary P. Fayard The Coca-Cola Company One Coca-Cola Plaza Atlanta, GA 30313	Director
Irial Finan The Coca-Cola Company One Coca-Cola Plaza Atlanta, GA 30313	Director
Marvin J. Herb HERBCO L.L.C. 6000 Garlands Lane Suite 120 Barrington, IL 60010	Director
L. Phillip Humann SunTrust Banks, Inc. SunTrust Plaza, 30th Floor 303 Peachtree Street Atlanta, GA 30308	Director
Summerfield K. Johnston, III 144 Everglades Avenue Palm Beach, FL 33480	Director
Paula R. Reynolds AGL Resources Inc. Ten Peachtree Place NE 19th Floor Atlanta, GA 30309	Director

*     All of the executive officers and directors listed above are citizens of the United States, except for J. Trevor Eyton, who is a citizen of Canada.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2005

COCA-COLA ENTERPRISES INC.

By:       /S/ J. J. CULHANE
John J. Culhane
Executive Vice President and General Counsel